Filed Pursuant to Rule 433

Registration No. 333-266775

Pricing Term Sheet

March 11, 2024

Issuer:	American Honda Finance Corporation

Security:	Floating Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A3 (stable outlook) Standard & Poor’s Ratings Services: A- (stable outlook)

CUSIP/ISIN:	02665WFC0 / US02665WFC01

Trade Date:	March 11, 2024

Original Issue Date:	March 13, 2024 (T+2)

Stated Maturity Date:	March 12, 2027

Principal Amount:	$300,000,000

Interest Category:	Regular Floating Rate Note

Interest Rate Basis:	Compounded SOFR

Initial Interest Rate:	The initial interest rate will be based on Compounded SOFR determined on June 10, 2024 plus the Spread, accruing from March 13, 2024

Minimum Interest Rate:	0.000%

Initial Interest Reset Date:	June 12, 2024

Interest Reset Dates:	Each Interest Payment Date

Interest Determination Date:	The second U.S. Government Securities Business Day preceding each Interest Reset Date

Interest Period:	The period from and including an Interest Payment Date (or, in the case of the first Interest Period, the Original Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Stated Maturity Date).

Observation Period:	The period from and including two U.S. Government Securities Business Days preceding an Interest Payment Date to but excluding two U.S. Government Securities Business Days preceding the next Interest Payment Date, provided that the first Observation Period shall be from and including two U.S. Government Securities Business Days preceding the Original Issue Date to but excluding two U.S. Government Securities Business Days preceding the first Interest Payment Date.

Interest Payment Frequency:	Quarterly

Interest Payment Dates:	Each March 12, June 12, September 12 and December 12, beginning on June 12, 2024 (short first coupon), and ending on the Stated Maturity Date

Spread:	+77 bps

Designated Currency:	U.S. dollars

Price to Public:	100.000%

Commission:	0.225%

Net Proceeds to Issuer:	99.775% / $299,325,000

Day Count Convention:	Actual/360

Business Day Convention:	Modified Following (adjusted); provided, however, if the Stated Maturity Date falls on a day that is not a Business Day, the payment of principal and interest that is due on the Stated Maturity Date will be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Stated Maturity Date to the date of that payment on the next succeeding Business Day.

Record Dates:	15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent:	Deutsche Bank Trust Company Americas

Business Days:	New York and U.S. Government Securities Business Day

Minimum Denominations:	$2,000 and $1,000 increments thereafter

Joint Book-Running Managers:	ANZ Securities, Inc. MUFG Securities Americas Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC

DTC Number:	2568

*	A securities rating is not a recommendation to buy, sell or hold securities and may be changed or withdrawn at any time.

Notice to Prospective Investors in Japan

The Notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “FIEA”) on the basis that the solicitation for subscription of the Notes falls within the definition of “solicitation to qualified institutional investors” as defined in Article 2, paragraph 3, item 2 (I) of the FIEA and Article 10 of the Ministerial Ordinance Concerning Definitions. Such solicitation shall be subject to the condition that qualified institutional investors (as defined under the FIEA, “QIIs”) who desire to acquire the Notes shall be notified that it may transfer the Notes only to another QII. Any QII who acquires the Notes shall be deemed to have agreed to such transfer restriction.

Accordingly, the Notes have not been and will not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to, or for the account or benefit of, others for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except in a private placement to QIIs as described above pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the time of such offering or sale.

MiFID II and UK MiFIR – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA or in the UK.

This term sheet supplements the prospectus supplement dated August 11, 2022 and the related prospectus dated August 11, 2022; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus and prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement if you request them by calling ANZ Securities, Inc. toll-free at 1-212-801-9891, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, TD Securities (USA) LLC toll-free at 1-855-495-9846, or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

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